Exhibit 23.3

Consent of Independent Auditor

The Board of Directors
Talbot Holdings Ltd:

We consent to the use of our report dated 5 June 2007, with respect to the consolidated balance sheets of Talbot Holdings Limited (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income/(loss) and comprehensive income/(loss), changes in common shareholders’ equity/(deficit), and cash flows for each of the three years in the period ended December 31, 2006, included in the forms S-1 of Validus Holdings, Ltd. as amended, and incorporated by reference herein.

Our report refers to the Company’s adoption of FASB Accounting Standard 123(R) Share-Based Payment” with effect from January 1, 2006, and FASB Interpretation 46 (revised December 23) “Consolidation of Variable Interest Entities” with effect from January 1, 2005.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, England
October 26, 2007